PEACHTREE PC INVESTORS, LLC

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTRED PUBLIC ACCOUNTIGN FIRM
REQUIRED BY SEC RULE 17a-5

DECEMBER 31, 2025

PEACHTREE PC INVESTORS, LLC

Table of Contents

DECEMBER 31, 2025

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Peachtree PC Investors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3500 Lenox Road, Suite 625
(No. and Street)

Atlanta	GA	30326
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Cho	470-704-9086	bcho@peachtreepcinvestors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF O'Conner Davies, LLP
(Name – if individual, state last, first, and middle name)

245 Park Avenue	New York	NY	10167
(Address)	(City)	(State)	(Zip Code)

09/29/2003	127
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Cho, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Peachtree PC Investors, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Managing Member of
Peachtree PC Investors, LLC**

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Peachtree PC Investors, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter

As more fully described in Notes 1 and 3 to the financial statement, the Company has material transactions with related parties and its future operations may be dependent upon continued support from its parent company, Peachtree PC Advisors Holdings, LLC. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties. Our opinion is not modified with respect to this matter.

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 I Tel: 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

We have served as the Company's auditor since 2021.

PKF O'Connor Davies, LLP

March 30, 2026

PEACHTREE PC INVESTORS, LLC

Statement of Financial Condition
For the Year Ended December 31, 2025

ASSETS

Cash	$	890,260
Commissions receivable		888,483
Due from related parties		161,287
Other assets		117,608
Total assets	$	2,057,638

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	487,720
Commissions payable		153,628
Due to related parties		229,255
Total Liabilities		870,603
Member's equity		1,187,035
Total Liabilities and Member's Equity	$	2,057,638

See accompanying notes to financial statements.

PEACHTREE PC INVESTORS, LLC
Notes to Financial Statement
December 31, 2025

Note 1 – Organization

Peachtree PC Investors, LLC (the "Company") was formed on March 1, 2019, as a Georgia limited liability company for the purpose of providing financial services primarily to entities related to its sole member. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Peachtree PC Advisors Holding, LLC (the "Parent") and is the exclusive managing broker-dealer for the investment offerings of the following affiliated investment vehicles: Peachtree Credit Fund IV, LP ("PCF IV"), Peachtree Media Opportunity Fund, LP ("PMOF"), PG Dallas Uptown Investors ("Dallas"), PG San Antonio OZ, LP ("San Antonio"), PSOF LO Sunnyvale Side Car, LLC ("Sunnyvale"), PSOF LO BVS CC Side Car, LLC ("BVS"), PSOF LO Land Lots Side Car, LLC ("Land Lots"), PCF IV LO Mesa Side Car, LLC ("Mesa"), PCF IV LO Atlanta 3343 Side Car, LLC ("Atlanta"), Peachtree Credit Fund IV Cayman, LLC ("Cayman"), PG Orlando Nona DST ("Nona"), PG St. Augustine DST ("Augustine"), PG Ocean DST ("Ocean"), PG Phoenix West DST ("Phoenix"), PG Dallas Industrial DST ("Dallas DST"), PG Anchorage Investors, LLC ("Anchorage"), PHOTA Anchorage, LLC ("PHOTA Anchorage"), PG EB5 Boone Lender, LLC ("Boone"), PG EB5 Palmdale Lender, LLC ("Palmdale"), PG EB5 Bryce Canyon City Lender, LLC ("Bryce"), PG EB5 Gatlinburg Lender, LLC ("Gatlinburg"), PG Austin Investors, LLC ("Austin"), PHG Ashburn Investors, LLC ("Ashburn"), PG NP Orlando Investors, LLC ("Orlando") and PG NP St. Louis, LLC ("St. Louis"). The Company is an introducing broker who does not take possession of customer funds or carry customer accounts.

To date, the Company has received its funding from the Parent and its continued existence, in the absence of adequate cash flow from operations or other sources, will be dependent on receiving continued support from the Parent.

The Company is the dealer manager for all share classes PCF IV, the fourth iteration of its credit only investment vehicle. For A share investments, the Company receives a selling commission of up to 6.0% of gross offering proceeds raised in funds and a marketing reallowance fee of up to 1% of gross offering proceeds, all or a portion of which could be re-allowed to participating broker-dealers. In addition, PCF IV pays the Company a dealer manager fee of up to 3.0% of gross offering proceeds from the above offerings, a portion of which could be re-allowed to participating broker-dealers with the remainder kept by the Company as underwriter commission. The Company uses the 3.0% gross offering proceeds to pay internal commissions and expenses associated with distributing the offerings. For R share investments, the Company receives up to a 2.0% placement fee for the distribution of the offering.

The Company is the dealer manager for PMOF. The Company receives up to a 2.0% placement fee for the distribution of the offering. The Company uses the 2.0% gross offering proceeds to pay internal commissions and expenses associated with distributing the offerings.

PEACHTREE PC INVESTORS, LLC

Notes to Financial Statement
December 31, 2025

Note 1 – Organization - continued

The Company is also the dealer manager for Dallas. The Company receives up to a 2.0% placement fee for the distribution of Class R shares of the offering. The Company, at its discretion, has the ability to reduce or waive these placement fees. The Company receives a selling commission of up to 6.0% of gross offering proceeds and a marketing reallowance fee of up to 1% of gross offering proceeds raised in the Class A shares, all or a portion of which could be re-allowed to participating broker-dealers. In addition, Dallas pays the Company a dealer manager fee of up to 3.0% of gross offering proceeds from the above offerings, a portion of which could be re-allowed to participating broker-dealers with the remainder kept by the Company as underwriter commission. The Company uses the 3.0% gross offering proceeds to pay internal commissions and expenses associated with distributing the offerings.

The Company is also the dealer manager for San Antonio. The Company receives up to a 2.0% placement fee for the distribution of Class R shares of the offering. The Company, at its discretion, has the ability to reduce or waive these placement fees. The Company receives a selling commission of up to 6.0% of gross offering proceeds and a marketing reallowance fee of up to 1% of gross offering proceeds raised in Class A shares, all or a portion of which could be re-allowed to participating broker-dealers. In addition, San Antonio pays the Company a dealer manager fee of up to 3.0% of gross offering proceeds from the above offerings, a portion of which could be re-allowed to participating broker-dealers with the remainder kept by the Company as underwriter commission. The Company uses the 3.0% gross offering proceeds to pay internal commissions and expenses associated with distributing the offerings.

The Company is also the dealer manager for Sunnyvale. There are no individual share classes for the investment offering. The Company receives up to a 2.0% placement fee for the distribution of the offering. The Company, at its discretion, has the ability to reduce or waive these placement fees.

The Company is also the dealer manager for BVS. There are no individual share classes for the investment offering. The Company receives up to a 2.0% placement fee for the distribution of the offering. The Company, at its discretion, has the ability to reduce or waive these placement fees.

The Company is also the dealer manager for Land Lots. There are no individual share classes for the investment offering. The Company receives up to a 2.0% placement fee for the distribution of the offering. The Company, at its discretion, has the ability to reduce or waive these placement fees.

The Company is also the dealer manager for Mesa. There are no individual share classes for the investment offering. The Company receives up to a 2.0% placement fee for the distribution of the offering. The Company, at its discretion, has the ability to reduce or waive these placement fees.

The Company is also the dealer manager for Atlanta. There are no individual share classes for the investment offering. The Company receives up to a 2.0% placement fee for the distribution of the offering. The Company, at its discretion, has the ability to reduce or waive these placement fees.

The Company is also the dealer manager for Cayman. There are no individual share classes for the investment offering. The Company receives up to a 2.0% placement fee for the distribution of the offering. The Company, at its discretion, has the ability to reduce or waive these placement fees.

PEACHTREE PC INVESTORS, LLC

Notes to Financial Statement
December 31, 2025

Note 1 – Organization - continued

The Company is also the dealer manager for Nona. These shares are sold as A shares and the Company receives a selling commission of up to 6.0% of gross offering proceeds raised in funds, all or a portion of which could be re-allowed to participating broker-dealers. This commission rate can be reduced if requested by the participating broker-dealers. The Company charges a 1.8% placement fee as well as an additional 1.0% non-accountable marketing and due diligence fee, both of which may be re-allowed in whole or in part to participating broker-dealers. In the event the re-allowance exceeds 1.0%, the Company will reduce its placement fee by the same amount. The Company also charges a 0.73% fee for organizational and offering (O&O) expenses incurred by the offering while raising capital. For the year ended December 31, 2025, O&O costs totaling $342,714 were incurred.

The Company is also the dealer manager for Augustine. These shares are sold as A shares and the Company receives a selling commission of up to 6.0% of gross offering proceeds raised in funds, all or a portion of which could be re-allowed to participating broker-dealers. This commission rate can be reduced if requested by the participating broker-dealers. The Company charges a 1.8% placement fee as well as an additional 1.0% non-accountable marketing and due diligence fee, both of which may be re-allowed in whole or in part to participating broker-dealers. In the event the re-allowance exceeds 1.0%, the Company will reduce its placement fee by the same amount. The Company also charges a 0.85% fee for organizational and offering (O&O) expenses incurred by the offering while raising capital. For the year ended December 31, 2025, O&O costs totaling $19,916 were incurred.

The Company is also the dealer manager for Ocean. These shares are sold as A shares and the Company receives a selling commission of up to 6.0% of gross offering proceeds raised in funds, all or a portion of which could be re-allowed to participating broker-dealers. This commission rate can be reduced if requested by the participating broker-dealers. The Company charges a 1.8% placement fee as well as an additional 1.0% non-accountable marketing and due diligence fee, both of which may be re-allowed in whole or in part to participating broker-dealers. In the event the re-allowance exceeds 1.0%, the Company will reduce its placement fee by the same amount. The Company also charges a 0.75% fee for organizational and offering (O&O) expenses incurred by the offering while raising capital. For the year ended December 31, 2025, O&O costs totaling $140,750 were incurred.

The Company is also the dealer manager for Phoenix. These shares are sold as A shares and the Company receives a selling commission of up to 6.0% of gross offering proceeds raised in funds, all or a portion of which could be re-allowed to participating broker-dealers. This commission rate can be reduced if requested by the participating broker-dealers. The Company charges a 1.8% placement fee as well as an additional 1.0% non-accountable marketing and due diligence fee, both of which may be re-allowed in whole or in part to participating broker-dealers. In the event the re-allowance exceeds 1.0%, the Company will reduce its placement fee by the same amount. The Company also charges a 0.85% fee for organizational and offering (O&O) expenses incurred by the offering while raising capital. For the year ended December 31, 2025, O&O costs totaling $159,553 were incurred.

PEACHTREE PC INVESTORS, LLC

Notes to Financial Statement
December 31, 2025

Note 1 – Organization - continued

The Company is also the dealer manager for Dallas DST. These shares are sold as A shares and the Company receives a selling commission of up to 6.0% of gross offering proceeds raised in funds, all or a portion of which could be re-allowed to participating broker-dealers. This commission rate can be reduced if requested by the participating broker-dealers. The Company charges a 1.8% placement fee as well as an additional 1.0% non-accountable marketing and due diligence fee, both of which may be re-allowed in whole or in part to participating broker-dealers. In the event the re-allowance exceeds 1.0%, the Company will reduce its placement fee by the same amount. The Company also charges a 0.85% fee for organizational and offering (O&O) expenses incurred by the offering while raising capital. For the year ended December 31, 2025, O&O costs totaling $215,094 were incurred.

The Company is also the dealer manager for Anchorage. There are no individual share classes for the investment offering. The Company receives up to a 2.0% placement fee for the distribution of the offering. The Company, at its discretion, has the ability to reduce or waive these placement fees.

The Company is also the dealer manager for PHOTA Anchorage. There are no individual share classes for the investment offering. The Company receives up to a 2.0% placement fee for the distribution of the offering. The Company, at its discretion, has the ability to reduce or waive these placement fees.

The Company is also the dealer manager for Boone. There are no individual share classes for the investment offering. The Company receives up to a 1.75% placement fee and a Servicing Fee in an amount up to 0.50% per annum of the gross proceeds from the sale of the Units.

The Company is also the dealer manager for Palmdale. There are no individual share classes for the investment offering. The Company receives up to a 1.75% placement fee and a Servicing Fee in an amount up to 0.50% per annum of the gross proceeds from the sale of the Units.

The Company is also the dealer manager for Bryce. There are no individual share classes for the investment offering. The Company receives up to a 1.75% placement fee and a Servicing Fee in an amount up to 0.50% per annum of the gross proceeds from the sale of the Units.

The Company is also the dealer manager for Gatlinburg. There are no individual share classes for the investment offering. The Company receives up to a 1.75% placement fee and a Servicing Fee in an amount up to 0.50% per annum of the gross proceeds from the sale of the Units.

The Company is also the dealer manager for Austin. The Company receives up to a 2.0% placement fee for the distribution of Class R shares of the offering. The Company, at its discretion, has the ability to reduce or waive these placement fees. The Company receives a selling commission of up to 6.0% of gross offering proceeds and a marketing reallowance fee of up to 1% of gross offering proceeds raised in Class A shares, all or a portion of which could be re-allowed to participating broker-dealers. In addition, Austin pays the Company a dealer manager fee of up to 3.0% of gross offering proceeds from the above offerings, a portion of which could be re-allowed to participating broker-dealers with the remainder kept by the Company as underwriter commission. The Company uses the 3.0% gross offering proceeds to pay internal commissions and expenses associated with distributing the offerings.

PEACHTREE PC INVESTORS, LLC

Notes to Financial Statement
December 31, 2025

Note 1 – Organization - continued

The Company is also the dealer manager for Ashburn. There are no individual share classes for the investment offering. The Company receives up to a 2.0% placement fee for the distribution of the offering. The Company, at its discretion, has the ability to reduce or waive these placement fees.

The Company is also the dealer manager for Orlando. There are no individual share classes for the investment offering. The Company receives up to a 2.0% placement fee for the distribution of the offering. The Company, at its discretion, has the ability to reduce or waive these placement fees.

The Company is also the dealer manager for St. Louis. There are no individual share classes for the investment offering. The Company receives up to a 2.0% placement fee for the distribution of the offering. The Company, at its discretion, has the ability to reduce or waive these placement fees.

Note 2 - Significant Accounting Policies

Basis of Presentation
The Company has adopted the Financial Accounting Standards Board ("FASB") Codification ("Codification"). The Codification is the single official source of authoritative accounting principles generally accepted in the United States of America (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. All of the Codification's content carries the same level of authority.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
For the purposes of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash as cash on hand and demand deposits.

Revenue Recognition
The Company earns commission revenues from the distribution of limited partnership and limited liability interests in investment funds sponsored by its Parent. Revenues are recognized upon satisfaction of its performance obligations, which occurs on the trade date. The Company views the selling, distribution and marketing, or any combination thereof, of limited partnership or limited liability interests as a single performance obligation. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales and maintains relationships with the investment sponsor. Accordingly, total commission income is reported on a gross basis in the accompanying Statement of Operations. Commissions are calculated as a percentage of the amount invested and is comprised of the following components:

PEACHTREE PC INVESTORS, LLC

Notes to Financial Statement
December 31, 2025

Note 2 - Significant Accounting Policies - continued

Revenue Recognition - continued

Soliciting Dealer Commissions

Fees earned for directly soliciting investors and facilitating their investment in the affiliated funds. These commissions are based on a predetermined percentage of capital invested by each investor and are typically paid at the time of subscription.

Managing Dealer Commissions

Compensation received for acting as managing dealer in connection with the security offerings. This includes oversight of the selling group, coordination of offering logistics, and compliance-related responsibilities. These commissions are generally calculated as a fixed percentage of aggregate offering proceeds.

Private Placement Fees

Fees earned in connection with the structuring and placement of securities in the private offerings of the affiliated funds. These may include success fees or placement agent fees tied to capital raised, and are recognized when the placement is complete and capital is committed.

The revenues earned were comprised of the following for the year ended December 31, 2025:

Soliciting dealer commissions	$	1,996,530
Managing dealer commissions		13,872,286
Private placement fees		3,684,491
	$	19,553,307

Commissions Receivables

Commissions are recorded on a trade date basis as securities transactions occur. Expected losses from uncollectible receivables are measured at an amortized cost basis and are estimated in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses – Measured at Amortized Cost*. FASB ASC 326-20 requires expected credit losses to be estimated over the life of financial assets and certain off-balance sheet exposures based on relevant information about past events, current conditions, and reasonable and supportable forecasts of future economic conditions and events. The estimate of expected credit losses is established at the inception date in accordance with FASB ASC 326-20-30-1 and is recorded as an allowance for credit losses at the reporting date. Management believes that these conditions do not exist with regard to its receivables, and, as such, an allowance for expected credit losses has not been established.

PEACHTREE PC INVESTORS, LLC

Notes to Financial Statement
December 31, 2025

Note 2 - Significant Accounting Policies - continued

Allowance for Credit Losses
In June 2016, the FASB issued guidance (FASB ASC 326) which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that aren't measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the Company that are subject to the guidance in FASB ASC 326 were trade accounts.

Income Taxes
The Company is included in the federal and state income tax returns filed by the Parent. The Parent was formed as a limited liability company and is treated as a partnership for federal income tax purposes and is generally not subject to federal and state income taxes. Accordingly, no recognition has been given to income taxes in the accompanying financial statements since the income or loss is to be included in the tax returns of the individual partners. The Partner's tax return is subject to examination by federal and state taxing authorities. If such examinations result in adjustments to distributive shares of taxable income or loss, the tax liability of the members would be adjusted accordingly.

Segment Reporting
The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders.

The Company operates as a single line of business as a securities broker-dealer, which is comprised of several classes of services, including wholesaler of private funds. The Company has identified its Managing Director as the Chief Operating Decision Maker ("CODM") as specified in ASU 2023-07, who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company's expenses are regularly reviewed by the CODM in a format that aligns directly with the totals as presented in the Statement of Operations. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only a single reportable segment.

PEACHTREE PC INVESTORS, LLC

Notes to Financial Statement
December 31, 2025

Note 3 - Related Party Transactions

The Company is a party to a Shared Services Agreement ("SSA") with a related party, Peachtree Hotel Group II, LLC ("PHG II") and its affiliates, to reimburse those entities for certain shared services, including but not limited to: compensation costs of employees performing services for the Company, direct costs for activities attributable to the Company, and indirect costs for activities conducted jointly with the Company.

The shared services charged were comprised of the following, which are included in the statement of operations for the year ended December 31, 2025:

Salaries and related benefits	$	5,037,365
Rent and utilities*		272,025
Office expenses*		49,320
Telephone and IT expenses*		163,799
Marketing expenses		553,445
Other		17,323
	$	6,093,277

Included in General and administrative expenses on the Statement of Operations.

The outstanding balance in connection with the above expenses at December 31, 2025, was $171,703, which is included in the total balance of $229,255 shown under "Due to related party" on the Statement of Financial Condition.

The Company may, from time to time, incur costs that are allocated to the capital-raising efforts of the investment offerings. The outstanding balance in connection with these offerings at December 31, 2025, was $161,287, which is shown under "Due from related party" on the Statement of Financial Condition.

The Company received all its revenue for the year ended December 31, 2025, from PCF IV, PMOF, Dallas, San Antonio, Sunnyvale, BVS, Land Lots, Mesa, Atlanta, Cayman, Nona, Augustine, Ocean, Phoenix, Dallas DST, Anchorage, PHOTA Anchorage, Boone, Palmdale, Bryce, Gatlinburg, Austin, Ashburn, Orlando, and St. Louis, which are related party investment vehicles under common control.

PEACHTREE PC INVESTORS, LLC

Notes to Financial Statement
December 31, 2025

Note 4 – Net Capital Requirements

In accordance with Rule 15c3-1 of the SEC, the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Company must also maintain minimum net capital. As of December 31, 2025, the Company's net capital, as defined, of $402,368 exceeded the required minimum of $40,056 by $362,312 and its ratio of aggregate indebtedness to net capital was 1.4933 to 1.0.

Note 5 – Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and commissions receivable. The Company maintains its cash in bank demand deposit accounts, which, at times, may exceed federally insured limits. The Company's commissions receivable are due from certain customers and arose in the normal course of business. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk with respect to its cash and cash equivalents and commissions receivable. The total amount above federally insurance limits as of December 31, 2025, was $640,260.

Note 6 – Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2025. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2025.

Note 7 – Commitments and Contingencies

The Company evaluates commitments and contingencies on an ongoing basis and has established loss provisions for matters in which losses are probable and the amount of loss can be reasonably estimated. As of the year ended December 31, 2025, the Company has determined no such commitments and contingencies exist.

Note 8 - Subsequent Events

The Company has evaluated subsequent events through March 30, 2026, which is the date these financial statements were available for issuance. There have been no subsequent events requiring recognition as of December 31, 2025.